SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25
Commission File Number 000-33197

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K     [  ] Form 11-K    [  ] Form 20-F        [  ] Form 10-Q
[ ] Form N-SAR
For Period Ended: June 30, 2006
[ ] Transition Report on Form 10-K	[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F	[ ]Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended: ___________________________________________________________

Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Full name of registrant Halo Technology Holdings, Inc.

Former name if applicable
_____________________________________________________________________________________________

Address of principal executive office (Street and number)
200 Railroad Avenue

City, state and zip code Greenwich, Connecticut 06830

PART II
RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[X]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

    The Company is unable to file its Annual Report on Form 10-KSB for the fiscal year ended June 30, 2006 (the "Form 10-KSB") by the September 28, 2006 deadline, as the Company needs additional time to complete the presentation of its financial information to be included therein. The Company is currently preparing restated financial statements for inclusion in amendments to its Annual Report for the year ended June 30, 2005 and its Quarterly Reports for the interim periods ended March 31, 2006, December 31, 2005 and September 30, 2005. The Company anticipates completing this process in time to finalize and include such financial information in the Form 10-KSB within fifteen days of the September 28, 2006 deadline.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Ernest Mysogland	(203)	422-2950
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                    [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                    [X] Yes     [ ] No

    The Company anticipates that there will be a significant change in the results of operations for the fiscal year ended June 30, 2006 compared with the fiscal year ended June 30, 2005 primarily due to the Company's acquisitions of eight software companies in the period July 1, 2005 through June 30, 2006. The Company estimates that its consolidated results of operations, taking into account the restatement of its financial results for the fiscal year ended June 30, 2005, will show the following:

	Year Ended June 30, 2006	Year Ended June 30, 2005

Revenues	$25,208,995	$5,123,922

Net Income
(Loss)	$19,375,352	$(51,258,850)

Included in these results is a fair value gain (loss) on warrant revaluation of $ 41,962,169 for the fiscal year ended June 30, 2006 and $(32,011,536) for the fiscal year ended June 30, 2005.

Halo Technology Holdings, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

HALO TECHNOLOGY HOLDINGS, INC.

Date September 29, 2006	By /s/ Ernest Mysogland
Name: Ernest Mysogland
Title: Executive Vice President